UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioCryst Pharmaceuticals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09058V103

(CUSIP Number)

Ron Panzier

Great Point Partners, LLC

165 Mason Street, 3rd Floor

Greenwich, CT 06830

(203) 971-3300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Great Point Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,478,275
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,478,275

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,478,275
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.58%[1]
14	Type of Reporting Person (See Instructions) IA

1 Based on a total of 98,716,858 shares outstanding, as reported by the Issuer on a Form 10-Q filed with the Securities and Exchange Commission on May 9, 2018.

1	Names of Reporting Persons. Dr. Jeffrey R. Jay, M.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,478,275
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,478,275

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,478,275
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.58%[2]
14	Type of Reporting Person (See Instructions) IN

2 Based on a total of 98,716,858 shares outstanding, as reported by the Issuer on a Form 10-Q filed with the Securities and Exchange Commission on May 9, 2018.

1	Names of Reporting Persons Mr. David Kroin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,478,275
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,478,275

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,478,275
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.58%[3]
14	Type of Reporting Person (See Instructions) IN

3 Based on a total of 98,716,858 shares outstanding, as reported by the Issuer on a Form 10-Q filed with the Securities and Exchange Commission on May 9, 2018.

This Amendment No. 1 to Schedule 13D (this “Amendment) is being filed by the undersigned to amend and supplement the Schedule 13D originally filed on February 16, 2018 (the “Original Filing”). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing. Any reference to “this Schedule 13D” in the Original Filing or in this Amendment shall refer to the Original Filing as amended by this Amendment.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On June 20, 2018, Great Point delivered a letter to the Issuer reaffirming its objections to the proposed merger of the Issuer and Idera Pharmaceuticals, which letter is filed as Exhibit C hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

BVF is the record holder of the BVF Shares. Such shares constitute 2.13% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BVF shares voting and dispositive power over the BVF Shares.

BOVF is the record holder of the BOVF Shares. Such shares constitute 3.07% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the BOVF Shares.

GEF-SMA is the record holder of the GEF-SMA Shares. Such shares constitute 2.20% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. GEF-SMA shares voting and dispositive power over the GEF-SMA Shares.

GEF-PS is the record holder of the GEF-PS Shares. Such shares constitute 0.17% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. GEF-PS shares voting and dispositive power over the GEF-PS Shares.

Great Point is the investment manager of each of BVF, BOVF, GEF-SMA and GEF-PS and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares, the BOVF Shares, the GEF-SMA Shares and the GEF-PS Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, and special managing member of Great Point, has shared voting and investment power with respect to the BVF Shares, the BOVF Shares, the GEF-SMA Shares and the GEF-PS Shares and may be deemed to be the beneficial owner of such shares. Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BOVF Shares, the GEF-SMA Shares and the GEF-PS Shares except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

EXHIBIT C: Letter dated June 20, 2018, from Great Point Partners, LLC to Issuer (Attention: Board of Directors)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2018

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D/A

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 20, 2018

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually

Exhibit C

Great Point Partners, LLC

165 Mason Street, 3rd Floor

Greenwich, CT 06830

June 20, 2018

To the Board of Directors of BioCryst Pharmaceuticals, Inc. (“BCRX”):

As you are aware from our prior letter1, we strongly believe the proposed merger with Idera Pharmaceuticals, Inc. (“IDRA”) is disadvantageous to the shareholders of BioCryst. Given the unusual step taken of delaying the merger vote, the resulting passage of time, and the major changes in circumstances since the original announcement, we write to you again to reiterate our negative stance, which is only solidified by recent developments discussed here.

1.	The Idera Pipeline Has Suffered Meaningful Setbacks Since The Original Merger Announcement:

At the announcement of the proposed merger, BioCryst and Idera advocated that a combined entity brings diversification to shareholders, something we still believe is not desired by shareholders, even if it were delivered by this transaction. On slide 7 of the presentation made to the public, BCRX and IDRA identified eight specific compounds with identified indications in formal preclinical or clinical testing.2 Four are from BioCryst, and four are from Idera. Since then, all four BioCryst assets/programs continue on their targeted development timeline. The same cannot be said about any of Idera’s programs.

a.	“IMO-2125 in PD-1 Refractory Melanoma in combination with ipilimumab”

As we stated in our original letter, we believe IMO-2125 has a completely different, and higher, risk profile than BCX-7353, and therefore significantly increases risk for BCRX shareholders exchanging their shares for those of the proposed NewCo. Our view has only been further confirmed with the ASCO 2018 update. Since the update at SITC in November 2017 (the latest data available as of the original merger announcement date), the Overall Response Rate (“ORR”) reported by Idera dropped from 50% in the first 10 patients treated to 27% in the next 11 patients treated, a reduction of nearly 50%, raising significant questions about whether or not the ORR will drop even further with the addition of even more patients.3

	Presented at ASCO 2018	Presented at SITC 2017	Difference: Implied ORR from newly evaluable patients
	9 May 2018	3 Nov 2017
Complete Response	2	1	1
Partial Response	6	4	2
Total Response	8	5	3

Evaluable for Response	21	10	11
Overall Response Rate (ORR)	38%	50%	27%
note: one CR was still unconfirmed as of ASCO 2018

Calculating an industry-standard two-sided 95% exact binomial confidence interval around the updated blended 38% ORR yields (18.1%, 61.6%). In other words, it is extraordinarily unrealistic, at this time, to have confidence in what the true response rate will be. It could be as low as 18.1% which is just under half the observed 38% point estimate.

Moreover, we believe you should have reminded investors that even this 38% reported ORR is only a subset of the patients treated in this trial. We know that 9 patients were treated at other doses: 3 each at half the strength (4mg), double the strength (16mg), and quadruple the strength (32mg). Typically, in earlier stage oncology studies, the go-forward dose is the maximum tolerated dose (“MTD”), because higher doses are more effective than lower doses (a “dose response”). While we acknowledge that with certain mechanisms, there could be a “U-shaped” dose response curve, where neither low nor high doses are more efficacious than a mid-dose, it is very rare in oncology. With IMO-2125, no such pre-specified mechanistic rationale was put forth. No MTD has been reached, as far as we can tell from past data disclosures. Without any clear explanation at this time for why 8mg is the dose most likely to be better for patients than 4mg, 16mg or 32mg, we think it is relevant and important to consider the response rates for these other doses, as presented at SITC 2017: 1 out of 3 patients at 4mg, 0 out of 3 patients at 16mg, and 0 out of 3 patients at 32mg.

The perils of relying on single arm, open label studies have been the subject of innumerable Wall Street analyst research reports going into and coming out of ASCO, particularly considering high profile test drugs – including in melanoma – that originally showed “promising” single arm ORR data, only to have either disappointed with the addition of more patients, or failed spectacularly in the controlled, blinded outcomes studies. As a result of the greater uncertainty broadly in the immuno-oncology space in which Idera operates, stock prices of companies in this field have fallen a median of 20% since the merger announcement (See Table 1 at the end of the letter).

b.	“IMO-8400 – Dermatomyositis”

On June 12, 2018, IDRA issued a press release stating that the Phase II double-blind, placebo-controlled trial failed.4 There is no mention of next steps, which we interpret to mean there are none and that the program is being discontinued.

c.	“IMO-2125 – Solid Tumor Monotherapy”

According to Idera’s most recent 10Q5 and 10K6, the Phase Ib solid tumor monotherapy trial of IMO-2125 began 15 months ago. Even though the company has presented interim data several times from the IMO-2125 + ipilimumab study over this time frame, we still have seen no results at all from this monotherapy trial. Enrollment in the first and second dose cohorts were completed in February 2018. We believe ASCO 2018 would have been a perfect venue at which to share data from this study, and the omission of such an update, particularly as the company is pursuing this merger, is an indication to us that IMO-2125 has shown little to no activity in at least the first 16 patients treated.

d.	“IDRA-008 – Liver Target”

In its 10Q filing for the first quarter of 2018, IDRA disclosed: “we completed our pre-clinical analysis for IDRA-008 and based upon the outcome of pre-clinical pharmacology studies, including a comparative pharmacology study with the competitive development asset Volanesorsen, and IND-enabling safety evaluation, we made a data-driven decision to not advance IDRA-008 into clinical development.”

In summary, since the merger proposal was announced 5 months ago, risks surrounding IMO-2125 in PD-1 refractory melanoma have risen even further, the monotherapy study has likely not yet shown any activity, and the two other programs are discontinued due to failure.

2.	Market View Has Been Made Clear and No Renegotiation Has Occurred: As of June 19, 2018, and since the day the merger proposal was announced, Idera’s stock has fallen 42% and BioCryst stock has risen 7%. What was originally contemplated as a merger of equals is now completely lopsided as BCRX shareholders will be forced to subsidize the loss of over $250M in Idera market value. As of June 19, 2018, BCRX and IDRA have fully diluted market capitalizations of $675M and $390M, respectively. A merger at relative value equivalence would result in BCRX shareholders owning 63.4% of the combined company, not the 51.6% contemplated in the original proposal. Moreover, we believe BCRX’s valuation has been held down by the possibility of this merger as evidenced by the fact that the Russell 2000 Biotechnology Index is up 20% since the merger proposal was announced, and as cited above, immuno-oncology companies have been devalued by 20% over that time period, while on average, drug development companies outside the immuno-oncology space have increased in value.

3.	IMO-2125 Does Not Generate Cash: On June 5, 2018, BioCryst issued a most unfortunate letter to stockholders contending that the merger will enhance shareholder value.[7] As highlighted above, we believe that the combined entity will not diversify risk, will not bolster the development pipeline, and will not create the synergies about which management speculated since the day the deal was discussed with the public on the initial conference call. The letter further talks about “the cash generated by Idera’s IMO-2125 program”, and how that cash might be used to invest in BCX-7353. To the best of our knowledge, IMO-2125 is a development stage asset, consuming enormous cash resources, and is the main reason that both (a) IDRA has stated its current cash runs out in mid 2019 and (b) the proxy statement models IDRA needing $300M in 2019-2020. If the Board is aware of cash that is being generated by IMO-2125, it is incumbent upon the Board to share such information with shareholders.

4.	BioCryst Adjusted Idera Projections Are Misleading: Lastly, the proxy statement was filed subsequent to our initial letter, and we would like to highlight the BioCryst Adjusted Idera Projections on pages 82-83[8]. As far as we are aware, IMO-2125 has never been studied in Head & Neck cancer or Bladder cancer. However, the projections actually assume Head & Neck and Bladder cancer sales will account for over 50% of total IMO-2125 revenue starting in 2025. We find it utterly baseless and wildly inconsistent with industry norms to assign value to a drug candidate for indications in which it has never even been studied.

In summary, our equity ownership has not changed, we continue to believe that the proposed merger is not in the best interest of BCRX shareholders, and we intend to vote against it. We postulate that the decision to delay the merger vote was a result of both (a) other shareholders also expressing their discontent with the proposed merger, and (b) management’s hope (ultimately unrealized) that new information, could, on this post hoc basis, save the merger. It is clear that it cannot. We believe the recent developments only further support our original stance that the merger is significantly unbalanced and represents a substantial transfer of highly valuable BCRX assets to the shareholders of IDRA in exchange for more speculative IDRA assets of far more uncertain value.

Table 1

We include only those companies that have trading histories from the day prior to the IDRA/BCRX merger announcement through 6/19/18, and have valuations largely driven by their IO technologies. We exclude cell therapy (for example, CAR-T) and targeted therapy companies (for example, targeted kinase inhibitors). Over 70% of companies lost value, and 80% under-performed the Russell 2000 Biotech Index.

Symbol	Company	Price change 1/19/18 to 6/19/18
CLDX	Celldex Therapeutics	(79%)
JNCE	Jounce Therapeutics	(64%)
NLNK	NewLink Genetics	(41%)
AGEN	Agenus	(36%)
PIRS	Pieris Pharma	(32%)
INCY	Incyte	(22%)
FPRX	Five Prime Therapeutics	(21%)
NKTR	Nektar Therapeutics	(20%)
SNDX	Syndax Pharmaceuticals	(18%)
OMED	OncoMed Pharma	(9%)
INO	Inovio Pharma	(3%)
ADRO	Aduro BioTech	12%
MGNX	MacroGenics	20%
IMDZ	Immune Design	26%
CRVS	Corvus Pharmaceuticals	30%
	Average	(17%)
	Median	(20%)

RGUSHSBT	Russell 2000 Biotech Index	20%

Very truly yours,

TAVI YEHUDAI

Name:	TAVI YEHUDAI
Title:	MANAGING DIRECTOR

1 https://www.sec.gov/Archives/edgar/data/882796/000093041318000522/c90534_sc13d.htm

2 https://www.sec.gov/Archives/edgar/data/861838/000110465918003242/a18-3552_8425.htm

3 http://www.iderapharma.com/our-approach/key-publications/

4 http://ir.iderapharma.com/news-releases/news-release-details/idera-pharmaceuticals-reports-results-phase-2-trial-imo-8400

5 https://www.sec.gov/Archives/edgar/data/861838/000155837018004402/idra-20180331x10q.htm

6 https://www.sec.gov/Archives/edgar/data/861838/000155837018001603/idra-20171231x10k.htm

7 http://ir.biocryst.com/news-releases/news-release-details/biocryst-issues-letter-stockholders-reiterating-upside-potential

8 https://www.sec.gov/Archives/edgar/data/1732004/000104746918004163/a2235896z424b3.htm